UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Snita Term Loan Facility Amendment

On August 21, 2024, Polestar Automotive Holding UK PLC (“Polestar”), as borrower, entered into an amendment letter (the “Amendment Letter”) in respect of the credit agreement originally entered into on November 3, 2022 and amended on November 8, 2023, in relation to a USD 1,000,000,000 term loan facility (the “Original Term Loan Facility Agreement”, and as amended by the Amendment Letter, the “Term Loan Facility Agreement”) with Snita Holding B.V. (“Snita”) as original lender and agent. Snita is a wholly-owned subsidiary of Volvo Cars AB and one of Polestar’s affiliates.

By virtue of the Amendment Letter, Polestar and Snita have agreed to extend the term of the facility until December 29, 2028, subject to the terms and conditions of the Original Term Loan Facility Agreement.

All other terms and conditions of the Original Term Loan Facility Agreement remain unchanged in the Term Loan Facility Agreement (including, without limitation, terms regarding margin, shares conversion mechanics, prepayments, negative and positive covenants, representations and warranties and events of default), as described in the Reports on Form 6-K furnished by Polestar on November 3, 2022 and November 8, 2023.

A copy of the Amendment Letter is included in this Report on Form 6-K as Exhibit 10.1 and the foregoing description of the Amendment Letter is qualified in its entirety by reference thereto.

Exhibit 10.1 shall be deemed to be incorporated by reference into Polestar’s registration statement on Form S-8 (File No: 333-267146), registration statement on Form F-3 (File No. 333-266101) and registration statement on Form F-3 (File No. 333-274918) and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

10.1	Amendment Letter, dated August 21, 2024, by and between Polestar Automotive Holding UK PLC, as borrower, and Snita Holding B.V., as original lender and agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: August 21, 2024	By:	/s/ Thomas Ingenlath
	Name:	Thomas Ingenlath
	Title:	Chief Executive Officer

	By:	/s/ Per Ansgar
	Name:	Per Ansgar
	Title:	Chief Financial Officer